EXHIBIT 2.2
PRIVATE & CONFIDENTIAL
BY AND AMONGST
(1) SEEDS CAPITAL PTE LTD
(2) WONG SING LAM
(3) TAY KOON CHUAN
(4) WANG JIAN
as Vendors
AND
SUN NEW MEDIA INC.
as Purchaser

AGREEMENT
relating to
SALE AND PURCHASE OF THE ENTIRE
ISSUED SHARE CAPITAL OF MAGZONE
ASIA PTE. LTD.

THIS AGREEMENT is made this 4th day of January 2006
BY AND AMONGST
(1)	SEEDS CAPITAL PTE LTD, a company incorporated in Singapore, Registration No. 200108060H with its registered office at 250 North Bridge Road, #20-03, Raffles City Tower, Singapore (179101) (“Seeds”);

(2)	WONG SING LAM (NRIC No. S0217529J) of 2 Almond Avenue, Singapore (677745), (“Wong”);

(3)	TAY KOON CHUAN (NRIC No. S1435409C) of 1 Zehnder Road, #03-06, Singapore (117686), (“Tay”); and

(4)	WANG JIAN ( Passport No. G06837946) of 2-A-301 Anli Plaza, No. 66 Anli Road, Chaoyang District, Beijing 100101 China, (“Wang”);

(Seeds, Wong and Tay collectively referred to as the “Investors” and Wang is referred to as the “Founder”. Seeds, Wong, Tay and Wang, collectively referred to as the “Vendors” and each a “Vendor”);

(5)	SUN NEW MEDIA INC., a company incorporated in Minnesota with its business office at PO Box 297, 1142 S. Diamond Bar Blvd. Diamond Bar, CA 91765 (the “Purchaser”)
WHEREAS:-
(A)	MAGZONE ASIA PTE. LTD., is a company incorporated in Singapore, Registration No. 200308223G with its registered office at 336 Smith Street, #06-308, New Bridge Centre, Singapore (050336), (the “Company”), and has at the date of this Agreement, an authorised share capital of S$150,000 consisting 150,000 ordinary shares of S$1.00 each, of which all of the said ordinary shares have been issued and are fully paid-up. Further particulars of the Company are set out in Schedule 2.

(B)	At the date of this Agreement, each of the Vendors is the legal and beneficial owner of the number of ordinary shares of the Company set out against their names in Schedule 1 attached hereto.

(C)	Each of the Vendors has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Vendors the Sale Shares (as defined below), constituting the entire issued capital of the Company, on the terms and subject to the conditions contained in this Agreement.
IT IS AGREED AS FOLLOWS:-
1.	INTERPRETATION
1.1	In this Agreement and the Appendices, unless the context otherwise requires:-

the following words and expressions shall have the following meanings respectively ascribed to them:-

“Agreement” means this sale and purchase agreement, and includes all amendments, modifications or supplements as may be made form time to time;

“Audited Accounts” means the audited consolidated balance sheets of the Company as at the Balance Sheet Date and the audited consolidated profit and loss statements of the Company for the financial year ended the Balance Sheet Date, and annexed at Schedule 3 hereto;

“Balance Sheet Date” means Dec. 31 2005

“Business Day” means a day (other than Saturday and Sunday) on which banks in Singapore are open for business;

“Confidential Information” means any information which is proprietary and confidential to a Party including but not limited to the terms and conditions of this Agreement, information concerning or relating in any way whatsoever to its organisation, business, finances, transactions or affairs, trade secrets, operations, processes, inventions, technology or designs, information relating to its principals’, clients’ or customers’ transactions or affairs, all manuals, budgets, financial statements, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, and memoranda, information relating to the development, manufacture, testing, analysis, marketing, sale or supply of any products or services by a Party, and information and material which is either marked confidential or is by its nature intended to be exclusively for its knowledge of the recipient alone;

“Consideration Shares” has the meaning ascribed thereto in Clause 4.1(b);

“Completion” means the completion of the sale and purchase of the Sale Shares (as defined below) pursuant to Clause 4;

“Completion Date” means March 31 2006 (or such other date earlier than March 31, 2006 as the Parties may agree in writing)or if the conditions precedent in clause 2.1 are not fulfilled by then, 7 Business Days after the fulfilment of such conditions precedent (or such other date as the Parties may agree in writing), but in any case before the Long Stop Date;

“Consideration” means the consideration for the sale of the Sale Shares referred to in Clause 4.1;

“Consideration Cash” has the meaning ascribed thereto in Clause 4.1

“Consideration Shares” has the meaning ascribed thereto in Clause 4.1;

“Issue Price” means US$4.00 or 5% discount from the average of the last 10 trading days’ prices, before 23 December 2005, whichever is the lower

“Dollar(s)” and the sign “S$” mean the lawful currency of Singapore;

“Encumbrance” means any form of legal, equitable, or security interests, including but not limited to any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, hypothecation, option, right of first refusal, preference arrangement (including title transfers and retention arrangements or otherwise), or any other encumbrance, condition or other arrangements having similar effect;

“Guaranteed Profit” has the meaning ascribed to it in Clause 6.8

“Listing Rules” means the regulations of the SEC, and “Listing Rule” refers to any of these;

“Long Stop Date” means the date falling 4 months from the date of this Agreement;

“Management Accounts” means the unaudited consolidated balance sheet of the Company as at December 31, 2005 and unaudited profit and loss statement of the Company for the financial period ended December 31, 2005 , and annexed at Schedule 3 hereto;

“OTCBB” is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities;

“SEC” means U.S. Securities and Exchange Commission;

“Parties” mean the Vendors and the Purchaser, and “Party” means either one of them;

"PAT” means, in relation to the Company, the net profits after taxation generated from daily operation in the course of business of the Company as reflected in its audited accounts for that period;

"Profit Warranty Period” has the meaning ascribed to it in Clause 6.8;

“Purchaser Shares” means new ordinary shares in the capital of the Purchaser;

“Purchaser Warranties” mean the representations, warranties and undertakings on the part of the Purchaser set out in Clause 6.2;

“Sale Shares” mean the 150,000 ordinary shares of S$1.00 each in the Company (constituting the entire issued capital of the Company) to be sold by the Vendors to the Purchaser on the terms and subject to the conditions contained in this Agreement; and

“Vendor Warranties” mean the representations, warranties and undertakings on the part of the Vendors, excluding SEEDS Capital Pte Ltd, set out in Clause 6.1 and Schedule 4 attached hereto.

1.2	References to any agreement or document shall include such agreement or document as amended, modified, varied, novated, supplemented or replaced from time to time.
1.3	Clause 1.3 is deleted

2.	CONDITIONS
2.1	Conditions Precedent
The sale and purchase of the Sale Shares is conditional upon:
(a)	completion, on or before the Completion Date, of a due diligence exercise on the Company by the Purchaser, and the results of such due diligence exercise being satisfactory to the Purchaser in its sole and absolute discretion;

(b)	no material adverse change in the prospects, operations or financial conditions of the Company occurring on or before the Completion Date;

(c)	all representations, undertakings and warranties of the Vendors, excluding SEEDS Capital Pte Ltd, under this Agreement being compiled with, true, accurate and correct as at the Completion Date.
2.2	Effect Of Non-Fulfillment Of Conditions
The Vendors shall procure fulfillment of the conditions specified in Clause 2.1. If any of the conditions in Clause 2.1 is not fulfilled or not waived in writing by a duly authorized representative of the Purchaser by the Long Stop Date , this Agreement shall ipso facto cease and determine and none of the Parties shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim arising from an antecedent breach of this Agreement. The Parties’ obligation of confidentiality under Clause 8 shall survive the termination of this Agreement
3.	SALE AND PURCHASE OF THE SALE SHARES

3.1	Subject to the terms and conditions of this Agreement, each of the Vendors shall sell as beneficial owner, and the Purchaser, relying on (inter alia) the several representations, warranties and undertakings contained in this Agreement, shall purchase the Sale Shares free from all Encumbrances and together with all rights and advantages now and hereafter attaching thereto.

3.2	Each of the Vendors hereby waives all rights of pre-emption over any of the Sale Shares conferred either by the Articles of Association of the Company or in any other way, and shall procure that all rights of pre-emption over any of the Sale Shares conferred either by the Articles of Association of the Company or in any other way are waived.

4.	CONSIDERATION

4.1	The consideration for the purchase of the Sale Shares shall be the sum of US$2,000,000 (the “Consideration”), which shall be satisfied as follows:

(a)	the sum of US$399,998 (the “Consideration Cash”) shall not be subject to any warranty or profit performance guarantee and be paid in cash to each of the Vendors in the proportion set out in Clause 4.2 on the Completion Date:

(b)	the balance (of US$1,600,002) shall be satisfied by the issue of such number of Purchaser Shares, fully paid up at the Issue Price, as is sufficient to constitute a value equivalent to USD$1,600,002 (the “Consideration Shares"), to each of the Vendors in the proportion set out in Clause 4.2 on the Completion Date:
4.2	The Consideration shall be paid and/or allotted and issued (as the case may be) directly to the Vendors, according to the proportion of Sale Shares held by each Vendor as follows:

Name of Vendor	Sale Shares held by	Cash proceed allotted	Value of Shares to be
	Vendor in %	to Investors	issued to Vendors
		(Consideration Cash)	(Consideration
			Shares)
Seeds	20%	US$200,000	US$ 200,000
Wong	28%	US$ 86,666	US$ 473,334
Tay	10%	US$ 66,666	US$ 133,334
Wang	42%	US$ 46,666	US$ 793,334
Total	100%	US$399,998	US$1,600,002
5.	COMPLETION
5.1	Completion
Subject as hereinafter provided, Completion shall take place at the 336 Smith Street, #06-308, New Bridge Centre, Singapore (050336), on the Completion Date.
5.2	Purchaser’s Obligations
Subject as hereinafter provided, against compliance with the respective provisions of Clauses 5.3 and 5.4, the Purchaser shall, on the Completion Date:
(a)	allot and issue, and register the share certificates relating to, the Consideration Shares for the account of the Vendors; and

(b)	deliver to the Vendors copies of the Purchaser’s board and shareholders’ resolution approving the purchase of the Sale Shares and the allotment and issue of the Consideration Shares to the Vendors; and

(c)	allot and issue to each Vendor the Consideration Shares in the proportion set out in Clause 4.2, and

(d)	pay the Consideration Cash to the Vendors in the proportion set out in Clause 4.2. Consideration Cash to be paid by Cashier’s Order or Banker’s Draft.
5.3	Vendors Obligations
        The Vendors shall deliver to the Purchaser on the Completion Date:
(a)	duly executed transfer forms in respect of the Sale Shares in favour of the Purchaser (or as it may direct) accompanied by the relevant share certificates for the Sale Shares;

(b)	a working sheet computing the net asset value per share of the Company signed by a director or secretary of such Company;

(c)	such duly executed forms and/or authorizations (as the Purchaser may specify) to effect the filings required by the Accounting and Corporate Regulatory Authority of Singapore upon the sale and purchase of the Sale Shares and the transactions contemplated under this Agreement ;

(d)	evidence satisfactory to the Purchaser that the insured parties and/or beneficiaries named in such policies of insurances (as may be specified by the Purchaser and notified to the Vendor) have been duly changed to reflect the beneficiaries and/or insured parties required by the Purchaser;

(e)	the written resignation of such number of directors and the secretary as the Purchaser may notify to the Vendors in writing from their directorships and/or offices or places of profit under the Company, such resignation to take effect from and on the Completion Date, with acknowledgments signed by each of them in a form satisfactory to the Purchaser to the effect that they have no claim against the Company for compensation for loss of office, redundancy or unfair dismissal or otherwise howsoever;

(f)	if so required by the Purchaser and notified by the Purchaser to the Vendors in writing, the written resignations of the auditors of the Company to take effect from and on the Completion Date with an acknowledgment signed by them in a form satisfactory to the Purchaser to the effect that they have no claim whatsoever against the Company;

(g)	duly certified copies of the board and shareholders’ resolutions referred to in Clause 5.4;

(h)	a letter from the company secretary of the Company confirming that the certificates of incorporation, common seals (if any), cheque books and statutory books of the Company (respectively duly up-to-date) are in the Company’s possession;

(i)	a letter from the company secretary of the Company confirming that all the corporate, financial and accounting books and records (including, if relevant, foreign exchange registration certificate, state and local tax registration certificates, import and export licenses, and foreign currency loan and security registration certificates) of the Company and all documents of title relating to its properties are in the Company’s possession; and

(j)	a certificate signed by the Vendors confirming that excluding SEEDS Capital Pte Ltd, the Vendors Warranties have been complied with and would be correct in all respects as if repeated on the Completion Date by reference to the circumstances then existing and that all the undertakings on the part of the Vendors, excluding SEEDS’ Capital Pte Ltd contained in Clause 7 have been fully performed and observed by the Vendors.
5.4	Board and Shareholders’ Resolutions
On or before the Completion Date, the Vendors shall procure the passing of the following board and shareholders’ resolutions (as specified below) of the Company in terms approved by the Purchaser:
(a)	board resolution approving the transfer of the Sale Shares to the Purchaser, or the transfer of any part of the Sale Shares to nominees appointed by the Purchaser and registration of the share transfers referred to in Clause 5.2(a) subject only to their being duly stamped;

(b)	board resolution accepting the resignations referred to in Clause 5.2.(c) and appointing such persons as the Purchaser may nominate as directors and secretary of the Company;

(c)	board resolution revoking all existing authorities to bankers of the Company in respect of the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts; and

(d)	if required, shareholders’ resolution accepting the resignations referred to in Clause 5.2(d) and appointing such firm as the Purchaser may nominate as auditors of the Company.
5.5	Simultaneous Completion
Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall not be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all the Sale Shares is to be completed simultaneously under this Agreement
5.6	Right to Terminate
If the documents required to be delivered by either Party on Completion are not forthcoming for any reason or if in any other respect the respective provisions of Clauses 5.2, 5.3, and 5.4 are not fully complied with by either Party, the Party not in default shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages):-
(a)	to elect to terminate this Agreement;

(b)	to effect Completion so far as practicable having regard to the defaults which have occurred and without prejudice to its rights in respect thereof; or

(c)	defer Completion to a date not more than 28 days after the Completion Date (in which case the provisions of this Clause 5 shall apply to Completion as so deferred).

6.	WARRANTIES
6.1	Title to Sale Shares
The Vendors hereby represent, warrant and undertake to the Purchasers and its successors in title (with the intent that the provisions of this Clause 6.1 shall continue to have full force and effect notwithstanding Completion) as follows:-
(a)	that they are or will on Completion be beneficially entitled to or is otherwise able to transfer their respective Sale Shares to the Purchaser under this Agreement;

(b)	the Sale Shares are or will on Completion be free from any Encumbrances, and no other person has or shall have any rights of pre-emption over such Sale Shares;

(c)	the Sale Shares are and shall have been authorised, validly issued, allotted and fully paid-up; and

(d)	the Sale Shares represent 100% of the issued and paid up capital of the Company
6.2	Title to Consideration Shares
The Purchaser hereby represents, warrants and undertakes to each of the Vendors and their successors in title (with the intent that the provisions of this Clause 6.2 shall continue to have full force and effect notwithstanding Completion) as follows:-
(a)	that the Consideration Shares are not subject to any Encumberances, any other third party rights or pre-emptive rights of shareholders of the Purchaser and rank pari passu in all respects with the other issued shares of the Purchaser; and

(b)	that there shall be (a) sufficient authorised but unissued share capital and (b) the allotment and issuance of the Consideration Shares will fall within the share issue mandate from its shareholders, for the purposes of satisfying the obligations of the Purchaser under this Agreement..
6.3	Incorporation Of Schedule 4
The Vendors, excluding SEEDS Capital Pte Ltd, jointly and severally represent, warrant and undertake to the Purchaser and its successors in title (with the intent that the provisions of this Clause 6.3 shall continue to have full force and effect notwithstanding Completion) in the terms set out in Schedule 4 and that each of the statements set out in Schedule 4 is now true and accurate.
6.4	Warranties To Be Separate And Independent
Save as expressly otherwise provided, the Warranties and the Purchaser Warranties shall be separate and independent and shall not be limited by reference to any other provision of this Agreement.
6.5	Updating To Completion

(a)	The Vendors, excluding SEEDS Capital Pte Ltd, jointly and severally represent, warrant and undertake to the Purchaser and its successors in title that the Vendor Warranties will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion Provided That if prior to Completion, any event shall occur which results or may result in any of the Vendor Warranties being unfulfilled, untrue or incorrect at Completion, the Vendors, excluding SEEDS Capital Pte Ltd, upon becoming aware of the same, shall notify the Purchaser in writing thereof prior to Completion Provided Further That any such notification to the Purchaser shall be without prejudice to any of the Vendor Warranties, and the Purchaser shall be entitled to claim for breach of any of the Vendor Warranties in accordance with the terms of this Agreement notwithstanding any such notification as aforesaid.

(b)	The Purchaser hereby represents and warrants to and undertakes with the Vendors and its successors in title that the Purchaser Warranties will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion.
6.6	Effect of Completion
The Vendor Warranties, the Purchaser Warranties, and all other provisions of this Agreement insofar as the same shall not have been performed at Completion shall not in any respect be extinguished or affected by Completion, or by any other event or matter whatsoever, except by a specific and duly authorised written waiver or release by the Party entitled to the benefit of such provisions.
6.7	Recission
Without prejudice to all other rights and remedies available to the Purchaser, if any of the Vendor Warranties, representations or undertakings on the part of the Vendor, excluding SEEDS Capital Pte Ltd, under this Agreement shall be found by the Purchaser (at its sole discretion) to be untrue or incorrect, the Purchaser shall be entitled by notice in writing to the Vendor, excluding SEEDS Capital Pte Ltd, prior to Completion to rescind and to treat the Vendor, excluding SEEDS Capital Pte Ltd, as having repudiated this Agreement.
6.8	Performance Guarantee.
The Founder hereby undertakes to the Purchaser that the aggregate PAT of the Company shall not be less than S$200,000 (the “Guaranteed Profit”) for the financial year commencing 1 January 2006 and ending 31 December 2006 (the “Profit Warranty Period”).
In the event the PAT for the Profit Warranty Period is less than the Guaranteed Profit amount, the Founder shall upon written demand by the Purchaser pay the amount equal to the shortfall (being the difference between the Guaranteed Profit and the PAT for the Profit Warranty

Period) (the “Shortfall Amount”), payable entirely in the form of a return of Purchaser Shares held by the Founder (equivalent in value to the Shortfall Amount).
The Founder hereby undertakes to the Purchaser that the aggregate cash flow of the Company (“Aggregate Cash Flow”) shall breakeven for Profit Warranty Period. In the event the Aggregate Cash Flow for the Profit Warranty Period does not breakeven, the Founder shall upon written demand by the Purchaser pay the shortfall (being the difference between the Aggregate Cash Flow amount and the cash flow breakeven amount, which shortfall shall be payable entirely in the form of Purchaser Shares held by the Founder (equivalent in value to such shortfall).
The Founder hereby undertakes to the Purchaser that the Consideration under this Agreement shall not be utilized to finance any existing business under the current business plan. The Consideration will only be utilized to finance new business developments, approved in writing by the Purchaser.
6.9	Consideration Shares
For the purpose of assuring to the Purchaser the full benefit of the business and goodwill of the Sale Shares, there will be a moratorium imposed on Vendors, on all Consideration Shares. The moratorium periods (otherwise known as “The Lock-Up Periods”) for the individual Vendors shall be as follows:

SEEDS’ Capital Pte Ltd	6 months on Consideration Shares from Completion Date

Wong Sing Lam	6 months on 50% of Consideration Shares from Completion Date
12 months on the remaining 50% of Consideration Shares from Completion Date

Tay Koon Chuan	6 months on 50% of Consideration Shares from Completion Date
12 months on the remaining 50% of Consideration Shares from Completion Date

Wang Jian	12 months on the Consideration Shares from Completion Date
Should there be any adjustment to the Consideration Shares for the Founder, it shall be completed by the Purchaser within 30 days after the submission of the audited report to the Purchaser. The Founder agrees that if the Company could not meet the performance Guarantee provided in Clause 6.8 over the Profit Warranty Period, the Founder’s portion of the Consideration Shares shall be subject to reduction in amount equivalent to the difference. The Profit shall be determined by a reputable audit firm. (at the Company’s cost) or appointed at the Purchaser’s sole discretion
Further and without prejudice to all other rights and remedies available to the Purchaser, if any of the Vendor Warranties, representations or undertakings on the part of the Vendor under this Agreement shall be found by the Purchaser (at its sole discretion) to be untrue or incorrect, or there is a failure by the Vendor to perform any of its obligations under this Agreement, the Purchaser shall be entitled to set off against the Consideration Shares, excluding SEEDS Capital Pte Ltd’s Consideration Shares, that are under The Lock-Up Periods, the amount of all losses, costs and expense (including, without limitation, legal costs) suffered or incurred by the Purchaser or the Company as a result of such misrepresentation or breach. The value of the Consideration Shares that are under The Lock-Up Periods shall be reduced by the amount of such loss, cost or expense.
7.	UNDERTAKINGS
7.1	The Founder undertakes to the Purchaser to procure that the Company shall comply with the following prior to Completion:
(a)	the business shall be conducted only in the ordinary course of business;

(b)	the Company shall use reasonable efforts to preserve its business organisation, the goodwill of its customers, suppliers and others having business relations with it, and shall not in any way depart from the ordinary course of its day to day business either as regards the nature, scope or manner of conducting the same;

(c)	the Company shall use reasonable endeavours to collect its accounts receivables in accordance with its normal course of business;

(d)	the Company shall use reasonable endeavours to settle its trading debts in accordance with its normal course of business;

(e)	the Company shall duly and timeously observe and comply in all material respects with all laws, rules, regulations, ordinances, codes, orders, licences, agreements and permits relating to its assets and business;

(f)	the Company shall not enter into or agree to, create, extend, grant, issue, permit or assume any obligation for any security agreement, lien, encumbrance, mortgage, charge, debenture, deed of trust, pledge, conditional sale or other title retention agreement, covenants, restriction or other burden upon any of its assets;

(g)	the Company shall sell, not transfer, lease, assign, encumber, dispose of or part with control of any interest in all or any material part of its undertaking, business or property or assets (tangible or intangible) or enter into any agreement for the same;

(h)	the Company shall not create or issue or agree to create or issue any share or loan capital or any securities convertible into shares the Company or give or agree any option in respect of any share or loan capital;

(i)	the Company shall not enter into any long term or abnormal contract or capital commitment or any material contract which is not terminable without any claim for damages by the giving of not more than three (3) months’ notice by the Company, other than contacts entered into in the ordinary course of business;

(j)	the Company shall not make any alteration to the provisions of its memorandum of association;

(k)	the Company shall not declare any dividends or make any other distributions of any kind or buy back any of their shares without the prior written consent of the Purchaser.

(l)	the Company shall not pay or agree to pay to its directors or any of them any remuneration or other emoluments or benefits whatsoever other than those which are currently being paid as at the date of this Agreement;

(m)	the Company shall not acquire any assets of a value in excess of [S$10,000]; and

(n)	the Company shall pay and discharge before the same shall become delinquent:
(i)	all taxes, assessments and governmental charges imposed upon it or upon its property; and

(ii)	all lawful claims which, if unpaid, might by law become a lien upon its property.
7.2	Access to Information
Pending Completion, the Purchaser and any person authorised by them shall be given full access to all the premises, books, documents, correspondence and records of the Company, and the Vendors shall procure that its directors and employees, shall be instructed to give as soon as possible all such information and explanations as the Purchaser or any such authorised person may reasonably request.
7.3	Post Completion Undertakings
The Vendors jointly and severally undertake that, during the respective Lock-Up Periods, save in relation to or in connection with a general or partial offer for the Purchaser Shares, neither it nor its nominee nor any person acting on its behalf shall, except with prior written approval of the Purchaser, (i) sell or contract to sell any of the Consideration Shares that are under The Lock-Up Periods; (ii) sell or contract to sell or otherwise dispose of any securities exchangeable for or convertible into or exercisable for the Consideration Shares that are under The Lock-Up Periods; or (iii) enter into any other arrangement that transfers to others, in whole or in part, any of the economic consequences of ownership of the Consideration Shares that are under The Lock-Up Periods.
8.	CONFIDENTIALITY
8.1	Confidential Information To Be Kept Confidential
All Confidential Information shall be kept confidential by the recipient unless or until compelled to be disclosed by judicial or administrative procedures or any applicable law, or until:
(a)	it is or part of it is, in the public domain, whereupon, to the extent that it is public, this obligation shall cease; or

(b)	it is required to be furnished to the bankers or investors or potential investors of any of the Parties or to any regulatory agencies as part of a public flotation exercise involving such Party,

and in all such cases, this obligation shall cease but only to the extent required under the respective circumstances.
8.2	Announcements
Notwithstanding anything in this Agreement, a Party may make any disclosure or announcement under any applicable law or regulation or any governmental authority or any stock exchange rules on which the shares of such Party or their respective holding companies may be listed, save that such Party shall give to the other prior written notice that such disclosure or announcement is to be made.
8.3	Parties To Minimise Risk Of Disclosure
The Parties shall take all reasonable steps to minimise the risk of disclosure of Confidential Information, by ensuring that only those of their directors, employees, servants and agents whose duties will require them to possess any of such information shall have access thereto, and that they shall be instructed to treat the same as confidential.
8.4	Parties Not To Use Confidential Information
Each of the Parties will not use, either while it is a Party to this Agreement or thereafter, in a manner prejudicial or detrimental to the interests of the Company, any Confidential Information.
8.5	Obligations In This Clause To Endure
The obligations contained in this Clause shall inure, even after the Completion and/or termination of this Agreement, without limit in point of time, subject to the provisions of Clause 8.1.
9.	NON COMPETITION
9.1	Definitions
        In this Clause, the following terms shall have the following meanings respectively, namely:
(a)	‘Prohibited business’ means the business carried on by the Company;

(b)	‘Prohibited Periods’ means all of the following periods:
(i)	the period commencing on the day immediately following the date of this Agreement and ending on the first anniversary of the Completion Date

(ii)	the first anniversary of the Completion Date to the second anniversary of the Completion Date;
(c)	‘Prohibited Territory’ means Singapore.;
9.2	Restrictions

For the purpose of assuring to the Purchaser the full benefit of the Sale Shares and as part of the inducement to the Purchaser entering into this Agreement, The Founder hereby undertakes to the Purchaser that during The Lock-Up Periods, he shall not, whether directly or indirectly and either alone or in conjunction with, or on behalf of, any other person and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise:
(a) be concerned with, engaged or interested in any business in any manner, directly or indirectly, which is in direct competition with the Business or any business carried on by Company at any time during the Prohibited Period;

(b) canvass, solicit or approach or cause to be canvassed, solicited or approached in any manner, any person in the Prohibited Territory for orders or accept, receive or process any orders from any person who is or has been during the Prohibited Period, a customer or client of the Company;

(c) solicit or entice away, or endeavour to solicit or entice away, any person who is or has been during the Prohibited Period an employee, officer, manager, consultant, sub-contractor or agent of the Company; and

(d) do or say anything which is intended to damage the goodwill or reputation of the Company, or intended to lead any person to cease to do business with the Company on substantially equivalent terms to those previously offered or not to engage in business with the Company.
9.3 Independent Undertakings
Each undertaking in Clause 9.2 shall be treated as independent of the other undertakings so that, if any of them is held to be invalid or unenforceable for any reason, the remaining undertakings shall be valid to the extent that they are not affected.
9.4	Reasonableness
Each of the Vendors hereby expressly acknowledges and declares that they have duly considered the undertakings set out in Clause 9.2, and considers that they are reasonable in the circumstances, and warrants and undertakes to the Purchaser that they shall not challenge or query the validity and enforceability of these undertakings.
10.	MISCELLANEOUS
10.1	Entire Agreement
This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties with respect to the subject matter hereof, whether such be written or oral, and sets out the entire and complete and exclusive agreement and understanding between the Parties hereto relating to the subject matter hereto, no Party has relied on any representation, arrangement, understanding or agreement (written or oral) not expressly set out or referred to in this Agreement.
10.2	Release

Any liability to any Party under this Agreement may in whole or in part be released, compounded or compromised, or time or indulgence given, by it in its absolute discretion as regards the other Party under such liability without in any way prejudicing or affecting its rights against such other Party.
10.3	Indulgence, Waiver Etc.
No failure on the part of either Party to exercise and no delay on the part of such Party in exercising any right hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right under this Agreement preclude any other or further o exercise of it or any other right or remedy.
10.4	Continuing Effect Of Agreement
All provisions of this Agreement shall not, so far as they have not been performed at Completion, be in any respect extinguished or affected by Completion or by any other event or matter whatsoever and shall continue in full force and effect so far as they are capable of being performed or observed.
10.5	Successors And Assigns
10.5.1	Agreement To Bind Successors And Assigns
This Agreement shall be binding on and shall enure for the benefit of each of the Parties’ successors and assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.
10.5.2	Agreement May Be Assigned
No Party shall assign all or any part of its rights or transfer all or any part of its obligations under this Agreement without the prior written consent of the other Party
10.6	Time Of Essence
Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.
10.7	Further Assurance
At any time after the date of this Agreement, each Party shall, and shall use its best endeavours to procure that any necessary third party shall, execute such documents and do such acts and things as the other Parties may reasonably require for the purpose of giving to such other Parties the full benefit of all the provisions of this Agreement.
10.8	Remedies

No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.
10.9	Costs And Expenses
Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation or completion of this Agreement, and the sale and purchase of the Sale Shares. The Purchaser shall bear all stamp duty payable in connection with the purchase of the Sale Shares.
10.10	Severability Of Provisions
If any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part in any jurisdiction, this Agreement shall, as to such jurisdiction, continue to be valid as to its other provisions and the remainder of the affected provision; and the legality, validity and enforceability of such provision in any other jurisdiction shall be unaffected.
10.11	Communications
     10.11.1 Notices To Be In Writing
All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by prepaid registered post with recorded delivery, or by facsimile transmission addressed to the intended recipient thereof at its address or at its facsimile number, and marked for the attention of such person (if any), designated by it to the other Parties for the purposes of this Agreement or to such other address or facsimile number, and marked for the attention of such person, as a Party may from time to time duly notify the other in writing.
     10.11.2 Contact Addresses And Numbers
The addresses and facsimile numbers of the Parties for the purpose of this Agreement are specified below:
The Vendors

Name: TAY KOON CHUAN Address: 1 Zehnder Road
# 03-06 Singapore (117686)
Fax: 65-6213-8998

The Purchaser Name: JOHN LI
Address: Unit 01-03 & 11-12, 20/F,

China Insurance Building,
166 Lu Jiazui East RD.
Shanghai,
200120,
P.R. China
Fax: 8621-6841-9749
     10.11.3 Deemed Delivery Date
Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally or given or made by facsimile) immediately or (if given or made by letter) two business days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing such notice was properly addressed, and duly stamped and posted or that the facsimile transmission was properly addressed and despatched.
10.12	Counterparts
This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. This Agreement sets forth the entire agreement and understanding between the Parties in connection with the matters dealt with and described herein, and supersedes all prior oral and written agreements, memoranda, understandings and undertakings between the Parties in connection with the matters dealt with and described herein.
10.13	Governing Law And Jurisdiction
This Agreement shall be governed by, and construed in accordance with, the laws of Singapore and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Singapore and waive any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum. The submission by the Parties herein shall not affect the right of any Party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any Party from taking proceedings in any other jurisdiction.
10.14	Contracts (Rights of Third Parties Act) (Chapter 53B) of Singapore
A person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Act (Chapter 53B) of Singapore to enforce any term of this Agreement
11.	Amendment
This Agreement shall not be amended save by the unanimous consent of all parties herein.

SCHEDULE 1
VENDORS

	(1)	(2)	(3)
	Name	Number of Shares	Number of Shares
		held be the Vendor	to be sold to the Purchaser
1.	SEEDS CAPITAL PTE LTD	30,000.00	30,000.00
2.	WANG JIAN	63,000.00	63,000.00
3.	WONG SING LAM	42,000.00	42,000.00
4.	TAY KOON CHUAN	15,000.00	15,000.00

SCHEDULE 2
PARTICULARS OF THE COMPANY

1.	Registration Number:	200308223G

2.	Registered Office:	336 SMITH STREET #06-308 NEW BRIDGE CENTRE SINGAPORE (050336)

3.	Date and Place of Incorporation:	25/08/2003, 336 SMITH STREET #06-308 NEW BRIDGE CENTRE SINGAPORE (050336)

4.	Authorised Share Capital:	S$1,000,000.00

5.	Issued and Fully Paid-Up Share Capital:	S$150,000.00

6.	Directors:	Wang Jian, Wong Sing Lam, Tay Koon Chuan

7.	Secretary:	Ser Lip Jing

8.	Auditors:	GOH NGIAP SUAN & CO

9.	Accounting Reference Date:	December 31fiscal year end / 1st Day of accounting January 1, 2004

SCHEDULE 3
AUDITED ACCOUNTS AND MANAGEMENT ACCOUNTS

SCHEDULE 4
VENDOR WARRANTIES
1.	CAPACITY OF VENDOR

1.1	Capacity Of The Vendor
1.1.1	The Vendors have full power and capacity to enter into and perform this Agreement and this Agreement when executed will be valid and binding on the Vendors.

1.1.2	The execution, delivery and performance by the Founder of its obligations under, this Agreement will not:
(a)	result in a material breach of any provision of the memorandum or articles of association of the Company or any agreement to which the Company is a party;

(b)	result in a breach of any applicable law, or any order, judgment or decree of any court, governmental agency or regulatory body to which the Company is a party or by which it is bound; or

(c)	conflict with, or result in any material violation of or default or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under any contract, or permit to which the Company is a party or by which any of its properties or assets are bound.
2.	SUPPLY OF INFORMATION

2.1	Accuracy And Adequacy Of Information

All information contained in this Agreement and all other information contained in any written document which has been given by or on behalf of the Company by the Founder to the Purchaser in the course of the negotiations leading to this Agreement was when given true, complete and accurate in all material respects and there is no fact or matter or circumstance not disclosed in writing to the Purchaser which renders or would render any such information untrue, inaccurate or misleading in any material respects.
2.2	Copies Of Accounts, Memoranda And Articles Of Association Etc.

The copies of the Audited Accounts, the Management Accounts and the memorandum and articles of association, of the Company delivered to the Purchaser are complete and accurate.

3.	ACCOUNTS AND RECORDS

3.1	Latest Accounts

The Audited Accounts and the Management Accounts have been prepared in accordance with the provisions of the Companies Act and the Financial Reporting Standard on a basis consistent with that adopted in preparing such accounts for the previous two financial periods at the date of this Agreement in Singapore (except as otherwise disclosed in the Audited Accounts) so as to give a true and fair view of the state of affairs of the Company as a whole at the Balance Sheet Date (and the relevant date of the Management Accounts), and of the profits or losses for the respective period concerned, and as at that date make:

(a)	full provision for material actual liabilities and other material unrecorded existing liabilities;

(b)	proper provision (or note in accordance with good accountancy practice) for all material contingent liabilities;

(c)	provision reasonably regarded as adequate for all material bad and doubtful debts;

(d)	due provision for depreciation and amortisation and for any obsolescence of assets; and

(e)	provision reasonably regarded as adequate for excess, damaged and slow-moving stock.
3.2	Taxation
3.2.1	Adequate provision or reserve has been made in the Audited Accounts and the Management Accounts for all taxation liable to be assessed on the Company or for which it is or may become accountable in respect of:
(a)	profits, gains or income (as computed for taxation purposes) arising or accruing or deemed to arise or accrue on or before the relevant date of such accounts;

(b)	any transactions effected or deemed to be effected on or before the relevant date of such accounts; and

(c)	distributions made or deemed to be made on or before the relevant date of such accounts.
3.2.2	Proper provision or reserve for deferred taxation in accordance with accounting principles and standards generally accepted at the date of this Agreement has been made in the Audited Accounts and the Management Accounts.
3.3	Accounting And Other Records

The statutory books, books of account and financial records of the Company are up-to-date and maintained in accordance with all applicable legal requirements on a proper and consistent basis and contain complete and accurate records of all matters required to be dealt with in such books and all such books and records and all other documents (including documents of title and copies of all subsisting agreements to which the Company is a party) which are the property of the Company or ought to be in its possession are in its possession or under its control. All accounts, documents and returns required by law to be delivered or made to the Accounting and Corporate Regulatory Authority (“ACRA”) or any other applicable authority, have been duly and correctly delivered or made.

3.4	No Undisclosed Liabilities

There is no material indebtedness, obligations or liabilities of any kind which were not fully reflected in, reserved against or otherwise described in the Audited Accounts or the Management Accounts, or was not incurred in the ordinary course of business since the Balance Sheet Date.

4.	BANKING AND FINANCE

4.1	Borrowings And Credit Facilities

No circumstances have arisen which could now (or with the giving of notice and/or lapse of time) entitle a provider of finance to the Company to call in the whole or any substantial part of the monies advanced or to enforce his security, and no provider of finance to the Company on overdraft facility has demanded repayment or indicated that the existing facility will be withdrawn or that any terms thereof will be altered to the disadvantage of the Company.

5.	INSURANCE

5.1	All Assets Insured

All the material assets of each of the Company which are of an insurable nature have at all material times been up to the date of this Agreement insured to the book value thereof against fire and other risks normally insured against by companies carrying on similar businesses or owning property of a similar nature and there has been no refusal to issue any such insurance to the Company in the preceding three years.

5.2	Existing State Of Insurance Policies

In respect of all such insurances:
5.2.1	all premiums have been duly paid to date;

5.2.2	all the policies are in force and are not voidable at the instance of the insurer; and

5.2.3	no claim is outstanding, unpaid or in dispute and no circumstances exist which are likely to give rise to any claim.
6.	TRADING AND CONTRACTUAL AGREEMENTS

6.1	Contracts
6.1.1	The Company is not, nor within the past three years has been, a party to or subject to any contract or transaction, with any person which is of an unusual or abnormal nature.

6.1.2	None of the contracts the Company are void, voidable or unenforceable by it and the Company is not in material breach of any of its contractual obligations.

6.1.3	No event or omission has occurred which would entitle any third party to terminate prematurely any contract to which the Company is a party or call in any money or enforce any obligation before the date on which payment or performance would normally be due.
6.2	Guarantees Etc.

Save as disclosed in the Audited Accounts and/or the Management Accounts, there is not outstanding any guarantee, indemnity or suretyship given by or for the benefit of the Company.

6.3	Debts, Contracts And Arrangements With Connected Persons Etc
6.3.1	There are no loans made or other material indebtedness made by the Company to any of the Vendors, any director or other officer of the Company, and/or any person connected with any of them, nor any such loan or indebtedness owing from the Company to any such persons as aforesaid.

6.3.2	There are no existing contracts or arrangements to which the Company is a party and in which any of the Vendors and/or any director of the Company and/or any person connected with any of them are interested whether directly or indirectly.
6.4	Commissions And Finder‘s Fees

No one is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with the sale and purchase of the Sale Shares.

6.5	Joint Ventures, Partnerships Etc.

The Company is, nor has agreed to become, a party to any agreement or arrangement for participating with others in any business sharing commissions or other income.

6.6	Agency Agreements And Agreements Restricting Business

The Company is not a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit.

6.7	Legal Matters / Sufficiency Of Assets
(a)	The Company is duly incorporated and validly existing under the laws of Singapore and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

(b)	The assets owned or leased by the Company and the facilities and services to which the Company has a contractual right comprise all the assets, facilities and services necessary or convenient for the carrying on of the business of the Company in the manner in which it is presently conducted.

(c)	All assets owned held or used by the Company:
(i)	are legally and beneficially owned by the Company free from any Encumbrance; and

(ii)	are in the possession or under the exclusive control of the Company.
(d)	The Company has carried on its business in accordance with all applicable laws, regulations and bye-laws in all relevant jurisdictions.

(e)	All requirements, licences, consents, permits and authorities necessary for the carrying on of the business of the Company have been obtained and are valid, subsisting and have been duly complied with
7.	LITIGATION

7.1	No Claims Since Balance Sheet Date

Since the relevant Balance Sheet Date, no claim exceeding [S$10,000] sounding in damages has been made against the Company in total.

7.2	No Current Litigation Or Arbitration

The Company is not engaged in any legal action, proceedings or arbitration (other than as plaintiff in the collection of debts arising in the ordinary course of its business) exceeding [S$10,000] in total or is being prosecuted for any criminal offence and there are no such proceedings or prosecutions pending or threatened.

7.3	No Investigations

There are no investigations, disciplinary proceedings or other circumstances known to the Vendors or to any of the directors of the Company likely to lead to any material claim or legal action, proceedings or arbitration (other than as aforesaid) or prosecution, whether in a court, tribunal or regulatory or governmental body.

7.4	No Outstanding Judgment, Order Or Decree

The Company is not subject to any outstanding judgment, arbitration award, order or decree of court, tribunal or regulatory or government body or any undertaking to any court, judicial authority or regulatory or government body exceeding S$50,000 in total.

8.	INSOLVENCY ETC.

8.1	No Orders, Petitions or Proceedings
8.1.1	No order has been made or petition presented or resolution passed for the winding-up or administration, judicial management, appointment of receiver or manager, scheme of arrangement of its affairs, or compromise or administration of the Company, nor are there any grounds on which any person would be entitled to do so.

8.1.2	No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any substantial part of the property, assets and/or undertaking of the Company.
9.	POWERS OF ATTORNEY

The Company has not given a power of attorney or any other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract or commitment or do anything on its behalf, other than any authority to employees to enter into routine trading contracts in the normal course of their duties.

10.	EMPLOYEES ETC.

10.1	Employees And Terms Of Employment
10.1.1	Full particulars of all contracts of service or for services with employees, directors and consultants of the Company have been disclosed to the Purchaser.

10.1.2	No changes to the contracts or agreements referred to in paragraph 10.1.1 above have been made or proposed since the Balance Sheet Date.

10.1.3	Save as shown in the Audited Accounts:
(a)	no material liability has been incurred by the Company for breach of any contract of service or for services, for redundancy payments or for compensation for wrongful dismissal or unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee; and
(b)	no significant gratuitous payment has been made or promised by the Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former director or employee.
10.1.4	There are no material claims pending or threatened, against the Company:
(a)	by any present or former employee or workman or third party, in respect of an accident or injury which is not fully covered by insurance; or

(b)	by any present or former employee or director.
10.1.5	No employee or director of the Company is entitled under any contract of or for service with the Company or otherwise, to make any significant claim or demand of any nature as a result of this Agreement or any agreement and in connection with or pursuant to or as contemplated by this Agreement.

10.1.6	The Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied with all obligations imposed on it by all statutes (including making all requisite Central Provident Fund contributions), regulations, collective agreements, orders and awards applicable to the conditions of service of its employees or the relations between it and its employees or any trade union.

10.1.7	The Company is not involved or likely to be involved in any material industrial or trade dispute or negotiation with any trade union or organisation or body of employees.

10.1.8	The Company does not have in existence or is proposing to introduce any profit sharing scheme, share option or other similar scheme for all or any of its directors or employees.
11.	TAXATION MATTERS

11.1	Payment Of Taxes

All taxes assessed or imposed by any government or governmental or statutory body which have been assessed upon the Company and which are due and payable on or before Completion have been paid and were paid on or before the relevant due date for payment.

11.2	Returns, Information And Clearances

All returns, computations and notices which are or have been required to be made or given by the Company for any taxation purpose (i) have been made or given within the requisite periods or within permitted extensions of such periods and on a proper basis and are up-to-date and correct in all material respects, and (ii) none of them are the subject of any significant dispute with the Inland Revenue or other applicable taxation authorities.

11.3	Taxation Claims, Liabilities And Reliefs

Without prejudice to any other provision of this Agreement, there is no liability to taxation exceeding [S$10,000] in total in respect of, as a result of or in consequence of any claim for taxation which has been made or may hereafter be made:
(a)	in respect of or arising from any transaction effected or deemed to have been effected on or before Completion; or

(b)	by reference to any income, profits or gains earned, accrued or received on or before Completion,

except to the extent that provision or reserve specifically in respect thereof was made in the Audited Accounts and there are no circumstances likely to give rise to such a liability.
11.4	Goods And Service Tax
In relation to goods and services tax and/or value-added or other similar tax, the Company:

(a)	has complied, in all material respects, with all statutory requirements, orders, provisions, directors or conditions;

(b)	maintains complete, correct and up to date records as is required by the applicable legislation; and

(c)	has not been required by the relevant authorities of customs and excise to give security.
12.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY
12.1	The Company does not use any processes and is engaged in any activities which involve the misuse of any third party’s Confidential Information or intellectual property.

12.2	The Company is not in breach of any agreement for the use of any third party’s Confidential Information or intellectual property and is not aware of any circumstances under which its right to use such Confidential Information may be terminated.

12.3	The Company is not aware of any actual or alleged misuse by any person of any of its Confidential Information.

12.4	The Company is not engaged in any activities which infringe any intellectual property belonging to any third party.